July 3, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

100 F Street, NE

Washington, D.C. 20549-0405

RE:	Idaho General Mines, Inc.
Post Effective Amendment No. 1 to Form SB-2 on Form S-3
Registration No. 333-132909
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Idaho General Mines, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Amendment”) to Form SB-2 on Form S-3 (Registration No. 333-132909) (the “Registration Statement”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2007.  To the Registrant’s knowledge, no securities were sold pursuant to the Amendment.

The Amendment was inadvertently submitted as a pre-effective amendment due to the use of the wrong form type header (form type “S-3/A”) when it was filed on the EDGAR system. The amendment should have been filed as a post-effective amendment using the form type header “POS AM”.  Accordingly, the Registrant is requesting that the Amendment be withdrawn, and it intends to re-file a post-effective amendment to the Registration Statement that will include the correct EDGAR form type header identifying the filing as a post-effective amendment.

Please contact our legal counsel, Gary Kocher, should you have further questions regarding our request for withdrawal. Mr. Kocher may be reached at (206) 370-7809. Thank you for your assistance in this matter.

Very truly yours,

Idaho General Mines, Inc.

By:	/s/ Bruce D. Hansen
Name:	Bruce D. Hansen
Title:	Chief Executive Officer